SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Turning Point Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90041T 108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 90041T 108	Page 2 of 5 Pages

1.	Names of Reporting Persons Jingrong Jean Cui
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,607,852(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,607,852(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,607,852(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 7.2%(2)
12.	Type of Reporting Person (see instructions) IN

(1) Includes (a) 936,219 shares held by the Reporting Person’s spouse and (b) 370,335 shares issuable to the Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2019.

(2) Based on 36,285,454 shares of Common Stock outstanding on December 31, 2019. Assumes the exercise of the Reporting Person’s options exercisable as of within 60 days of December 31, 2019.

13G

CUSIP No. 90041T 108	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer
Turning Point Therapeutics, Inc., a Delaware corporation

(b)	Address of Issuer’s Principal Executive Offices
10628 Science Center Drive, Suite 200
San Diego, CA 92121

Item 2.

(a)	Name of Person Filing
Jingrong Jean Cui

(b)	Address of Principal Business Office or, if none, Residence
10628 Science Center Drive, Suite 200
San Diego, CA 92121

(c)	Citizenship
United States

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
90041T 108

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

2,607,852 shares, including (a) 936,219 shares held by the Reporting Person’s spouse and (b) 370,335 shares issuable to the Reporting Person upon exercise of options to purchase common stock within 60 days of December 31, 2019.

13G

CUSIP No. 90041T 108	Page 4 of 5 Pages

(b)	Percent of Class: 7.2%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 2,607,852
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 2,607,852
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification.

Not applicable

13G

CUSIP No. 90041T 108	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/3/2020
Date

/s/ Jingrong Jean Cui
Signature

Jingrong Jean Cui
Name/Title